Exhibit 99.2

GAUZY LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2025

GAUZY LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2025

The amounts are stated in U.S. dollars in thousands except share data

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,176	$5,615
Restricted cash	117	119
Trade receivables, net of allowance for credit losses of $1,299 and $1,262 as of March 31, 2025 and December 31, 2024, respectively	22,089	24,358
Institutions	3,836	4,227
Inventories	17,409	15,876
Other current assets	5,575	4,413
TOTAL CURRENT ASSETS	50,202	54,608
NON-CURRENT ASSETS:
Restricted long term bank deposit	137	139
Restricted investment in marketable securities	2,151	3,215
Operating lease right of use assets	10,442	10,515
Property and equipment, net	28,679	27,461
Other non-current assets	2,812	2,707
Intangible assets:
Customer relationships	12,294	12,081
Technology	3,276	3,589
Goodwill	21,077	20,282
Other intangible asset	3,489	3,648
TOTAL NON-CURRENT ASSETS	84,357	83,637
TOTAL ASSETS	$134,559	$138,245

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
Liabilities, and shareholder’s equity
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loan	$3,327	$3,353
Short-term loan relating to factoring arrangements	12,531	13,184
Trade payables	24,584	18,130
Employee related obligations	9,374	8,887
Accrued expenses	4,452	5,805
Deferred revenues	1,226	883
Current maturities of operating lease liabilities	2,358	2,315
Current maturities of finance lease liabilities	32	45
Warrants and phantom warrants to purchase ordinary shares	9	206
Other current liabilities (including $0 and $890 due to related parties as of March 31, 2025 and December 31, 2024, respectively)	3,995	3,920
TOTAL CURRENT LIABILITIES	61,888	56,728
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option	17,929	17,777
Long-term bank loan	3,522	4,128
Operating lease liabilities	7,394	7,528
Finance lease liabilities	41	43
Long-term employee related obligations	1,358	1,416
Employee rights upon retirement	1,215	1,347
Other long-term Other current liabilities (including $1,327 and $0 due to related parties as of March 31, 2025 and December 31, 2024, respectively)	2,308	948
TOTAL LONG-TERM LIABILITIES	33,767	33,187
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$95,655	$89,915

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
SHAREHOLDERS’ EQUITY:
Ordinary shares (49,200,191 authorized as of March 31, 2025 and December 31, 2024 respectively; 18,733,937 and 18,720,287 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	865	865
Additional paid-in capital	276,288	275,390
Other comprehensive loss	(2,459)	(2,913)
Accumulated deficit	(235,790)	(225,012)
TOTAL SHAREHOLDERS’ EQUITY	$38,904	$48,330
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$134,559	$138,245

The above share information has been adjusted to reflect the share split as discussed in note 2e.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended March 31,
	2025	2024

REVENUES	$22,367	$24,729
Cost of revenues (exclusive of depreciation and amortization)	16,137	18,007
Depreciation and amortization	498	507
TOTAL COST OF REVENUES	16,635	18,514
GROSS PROFIT	5,732	6,215
Research and development expenses (exclusive of depreciation and amortization reflected below)	3,457	4,381
General and administrative expenses (exclusive of depreciation and amortization reflected below)	5,697	6,129
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,669	4,290
Depreciation and amortization	1,602	1,021
Other expenses (change in fair value of contingent consideration)	-	25
TOTAL OPERATING EXPENSES	14,425	15,846
OPERATING LOSS	(8,693)	(9,631)
INTEREST EXPENSES	(1,880)	(4,447)
OTHER FINANCIAL INCOME (EXPENSES)	(150)	893
FINANCIAL EXPENSES, net	(2,030)	(3,554)
LOSS BEFORE INCOME TAX	(10,723)	(13,185)
INCOME TAX	55	62
LOSS FOR THE PERIOD	(10,778)	(13,247)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	129	235
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	(17)	(587)
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	(556)
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	342	(5,065)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	454	(5,973)
NET COMPREHENSIVE LOSS	$(10,324)	$(19,220)
LOSS PER SHARE BASIC AND DILUTED	$(0.58)	$(2.51)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,725,664	5,276,210

The above share information has been adjusted to reflect the share split as discussed in note 2e.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholder ’
	Shares	Amount	capital	Income (loss)	deficit	equity
BALANCE AT JANUARY 1, 2025	18,720,287	$865	$275,390	$(2,913)	$(225,012)	$48,330
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2025
Exercise of options and warrants	13,650	*				*
Other comprehensive loss				454		454
Share-based compensation			898			898
Net loss					(10,778)	(10,778)
BALANCE AT MARCH 31, 2025	18,733,937	$865	$276,288	$(2,459)	$(235,790)	$38,904

*	Less than $1 thousands

The above share information has been adjusted to reflect the share split as discussed in note 2e.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Income (loss)	deficit	Deficiency
BALANCE AT JANUARY 1, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,276,184	$320	$35,134	$(515)	$(171,830)	$(136,891)
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2024
Exercise of options and warrants									1,084	*				*
Other comprehensive loss												(5,973)		(5,973)
Share-based compensation											2,160			2,160
Net loss													(13,247)	(13,247)
BALANCE AT MARCH 31, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,277,268	$320	$37,294	$(6,488)	$(185,077)	$(153,951)

*	Less than $1 thousands

The above share information has been adjusted to reflect the share split as discussed in note 2e.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,778)	$(13,247)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,100	1,528
Gain (loss) from disposal of fixed assets	5	(82)
Unrealized losses (gains) on restricted marketable securities	1,067	(533)
Share-based compensation	898	2,160
Earn-out liability Revaluation	-	25
Non-cash financial expenses (income)	(800)	2,825
Changes in operating assets and liabilities:
Trade receivables	3,021	(769)
Other current assets	(1,108)	179
Institutions	533	(380)
Inventories	(967)	(1,318)
Operating lease assets	217	464
Other non-current assets	(2)	13
Trade payables	5,729	2,688
Accrued expenses	(1,392)	(200)
Payment of Earn-out	-	(328)
Other current liabilities	1,030	22
Other long-term liabilities	4	375
Employee related obligations	148	(221)
Employee rights upon retirement	(51)	30
Deferred revenues	322	99
Operating lease liabilities	(539)	(268)
Net cash used in operating activities	(563)	(6,938)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(1,719)	(1,420)
Net cash used in investing activities	(1,719)	(1,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments in respect of bank borrowings	(888)	(473)
Proceeds from exercise of options into ordinary shares	*	*
Financial lease payments	(23)	(56)
Proceeds from (payments to) short term loan relating to factoring arrangements, net	(1,138)	72
Settlement of Phantom warrants	(188)	(1,500)
Proceeds from issuance of convertible loans	-	5,550
Proceeds from long term debt measured under the fair value option	-	27,254
Repayment of long-term debt measured under the fair value option	-	(24,600)
Net cash (used in) provided by financing activities	(2,237)	6,247

GAUZY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31
	2025	2024
DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,519)	(2,111)
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	78	(47)
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	5,734	4,705
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	$1,293	$2,547
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$1,176	$2,419
Restricted cash	117	128
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$1,293	$2,547
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Right-of-use assets obtained in exchange for lease obligations: Operating leases	$163	$40
Sale of property and equipment	$-	$207

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$(1,192)	$(1,247)

*	Less than $1 thousands

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 – NATURE OF OPERATIONS:

a.	Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials. On June 6, 2024, the Company’s ordinary shares began trading on the NASDAQ Global Market under the symbol “GAUZ”, see Note 1(b).

The Company has wholly owned subsidiaries in France (“Vision”), the United States of America (the “U.S. Subsidiary”), in Germany (the “German Subsidiary”) and in China (the “Chinese Subsidiary”), and a branch in South Korea which commenced activity in the fourth quarter of 2024.

The Company, Vision and other subsidiaries together defined as - “the Group”.

b.	Initial Public Offering and Private Placement:

On June 7, 2024, the Company closed its initial public offering (IPO), in which it issued and sold 4,411,765 shares of ordinary shares at an IPO price $17.00 per share, resulting in net proceeds of $68.25 million after deducting $6.75 million of underwriting discounts and commissions.

c.	As of March 31, 2025, the Company had an accumulated deficit of $235,790. During the three months ended March 31, 2025, the Company incurred operating losses of $8,693 and had negative cash flows from operating activities of $563. The Company has financed its operations mainly through the consummation of the IPO in June 2024, see Note 1(b) above, conversion of CLAs and redeemable convertible preferred shares to equity following the IPO, the issuance of shares through private financing rounds, debt financing, warrants and Note Purchase Agreements (“NPAs”), refer to Notes 9, 14, 15 and 21 in the 2024 annual financial statements. In accordance with Group’s management assessment, its existing cash and cash equivalents, the NPAs , along with the Group’s estimated revenues provide sufficient resources to fund its planned operations through at least the next 12 months as of the issuance date of these financial statements. As to the longer term, unless the Group reaches sufficient positive cash flows from its operations and available funds at the NPAs, it may be required to obtain further funding through public or private offerings, debt financing or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses. These consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainty.

d.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization;), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of March 31, 2025, a ceasefire agreement has been reached between Israel and Lebanon. To date the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

e.	On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports from all countries, including Israel. Based on the executive order, Israel and France will be subject to elevated tariffs of 17% and 20% respectively. Since the Company serves its U.S. customers from production facilities in the U.S., the Company is expecting minimal to no impact from the changes above.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The accompanying condensed financial statements are unaudited. The unaudited condensed financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), are stated in U.S. dollars and follow the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted.

The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements. The unaudited condensed financial statements include the accounts of the Company. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary for the fair statement of results for the interim periods. The results for the period ended March 31, 2025 are not necessarily indicative of those expected for the year ending December 31, 2025 or for any future period. The condensed balance sheet as of December 31, 2024 included herein was derived from the audited financial statements as of that date but does not include all disclosures required by U.S. GAAP. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and the related notes thereto for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20F filed with the SEC on March 11, 2025.

The significant accounting policies adopted and used in the preparation of the financial statements are consistent with those of the previous financial year.

b.	Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosure of contingent liabilities and assets at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

c.	Revenue recognition

As of March 31, 2025, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities.

As permitted by ASC 606, the Company does not disclose information on unearned revenue as it generally enters into binding contracts for a period of one year or less.

d.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivable. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the periods ended March 31, 2025, and December 31, 2024, the Company’s largest customer represented 14.9% and 13.5% of accounts receivable, net, respectively.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Share split

On May 28, 2024, the Company’s board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. The Share Split results in a four point four -for-one (4.390914:1) share split of the Company’s Preferred and Ordinary shares. No fractional shares were issued in connection with the Share Split. These financial statements have been adjusted retrospectively for the Share Split.

Recently Adopted Accounting Pronouncements:

f.	In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The Company adopted the ASU on January 1, 2025 and it did not have a material impact on its consolidated financial statement.

In December, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE THREE MONTHS ENDED MARCH 31, 2025:

a.	In January 2025, the Company paid $187 of the phantom warrants (see Note 16d in the 2024 annual financial statements).

b.	In March 2025, warrants issued in connection with a note purchase agreement that the Company entered into in January 2024 (see note 16g of the 2024 annual financial statements) were replaced and the Company issued an amended and restated warrant to such note purchasers (hereinafter “amended and restated 2024 Note Purchaser Warrant”). The amended and restated 2024 Note Purchaser Warrant is exercisable for up to an additional of 44,164 of the Company’s ordinary shares at an exercise price of $15.61 per share and may be exercised until November 8, 2028.

Warrants to Ordinary Shares are classified as equity. See Note 2cc in the 2024 annual financial statements.

c.	On March 7, 2025, Gauzy GmbH received an approval to a research and development grant relates to its Suspended Particle Device activity totaling $955. The grant was recorded as a reduction of research and development expenses.

NOTE 4 - OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company operates its business and reports its financial results in four operating segments:

a.	Architecture – this segment focuses on sales for both interior and exterior applications for commercial, retail, residential, healthcare and hospitality customers.

b.	Automotive – this segment focuses on sales that enable OEMs to incorporate Company’s technology into glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades.

c.	Safety tech – this segment focuses on sales of advanced driver assistance systems for buses, coaches, recreational vehicles and specific vehicles, such as camera and motion sensor systems, smart mirrors and safety doors.

d.	Aeronautics - this segment focuses on the sale of shading and cabin management systems in private and commercial aircraft and helicopters.

The Company’s Chief Executive Officer (“CEO”), was identified as the chief operating decision maker (“CODM”). The CODM reviews the financial information based on the Group’s disaggregated information about revenues and gross margin, once a quarter, including budget-to-actual variances, to make decisions about resources to be allocated to the segments and assess their performance. Segment revenues, expenses and gross margin exclude intersegment transactions. The CODM does not make operating and investing decisions based on assets, and as such does not review asset information per segment.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION (continued):

e.	Segment Information:

	For the period of three months ended March 31, 2025
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$7,645	$2,414	$1,491	$10,817	$22,367
Intersegment revenues	25	-	37	-	62
Cost of revenue	4,857	1,579	1,192	8,509	16,137
Depreciation and amortization	200	59	59	180	498
Gross profit (loss)	$2,588	$776	$240	$2,128	$5,732

	For the period of three months ended March 31, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$10,136	$2,630	$1,306	$10,657	$24,729
Intersegment revenues	979	-	-	-	979
Cost of revenue	5,409	1,830	1,691	9,077	18,007
Depreciation and amortization	254	40	-	213	507
Gross profit (loss)	$4,473	$760	$(385)	$1,367	$6,215

	For the three months ended, March 31,
	2025	2024
Total revenues for reportable segments	$22,429	$25,708
Elimination of intersegment revenues	(62)	(979)
Total consolidated revenues	22,367	24,729

Total reportable segment profit	5,732	6,215
Amounts not allocated to segments:
Research and development expenses, net	3,457	4,381
General and administrative expenses	5,697	6,129
Sales and marketing expenses	3,669	4,290
Depreciation and amortization	1,602	1,021
Other expenses	-	25
Consolidated operating loss	(8,693)	(9,631)
Financial expenses, net	(2,030)	(3,554)
Consolidated loss before income taxes	$(10,723)	$(13,185)

f.	Geographical information:

The following table summarizes revenue by region based on the shipping address of customers:

	For the three months ended March 31,
	2025	2024
Israel	$484	$261
United States	5,295	7,268
France	5,385	5,095
Rest of Europe	7,846	7,925
Asia	2,424	2,968
Rest of world	933	1,212
	$22,367	$24,729

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - INVENTORIES:

Inventories consisted of the following:

	March 31,	December 31,
	2025	2024
Finished products	$1,122	$1,345
Raw and packaging materials	15,155	13,563
Products in process	1,132	968
	$17,409	$15,876

The Company recorded inventory write-downs in the amount of $0 and $104 for the three months ended on March 31, 2025 and 2024, respectively and in the amount of $0 for the year ended on December 31, 2024. These write-downs are linked to slow-moving inventory.

NOTE 6 - FAIR VALUE MEASUREMENTS:

a.	Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of March 31, 2025, and December 31, 2024, are classified in the tables below in one of the three categories described in “Note 2bb – Fair value measurement” in the 2024 annual financial statements:

	March 31, 2025
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$2,078		$2,078
Financial Liabilities
Warrants and phantom warrants		9	9
NPAs		$17,929	$17,929

	December 31, 2024
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$3,144		$3,144
Financial Liabilities
Warrants and phantom warrants		206	206
NPA		$17,777	$17,777

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENTS (continued):

The following is a roll forward of the fair value of liabilities classified under Level 3:

	Three months ended March 31, 2025
	Warrants*	NPAs
January 1 ,2025	$206	$17,777
Payment	(188)
Change in fair value	(9)	152
March 31, 2025	$9	$17,929

	Three months ended March 31, 2024
	Warrants*	CLAs	NPAs	Facility loans	Earn-out liability	Other
January 1 ,2024	$21,566	$55,940	$21,976	$23,151	$2,997	$186
Issuance	9,553	5,550	17,701	-	-	-
Payment	(1,500)	-	-	(24,600)	(328)	-
Change in fair value	(2,790)	3,417	5,360	1,449	25	-
March 31, 2024	$26,829	$64,907	$45,037	$-	$2,694	$186

*	Including ‘phantom warrants’, see Note 16(d) in the 2024 annual financial statements.

The fair value of the Company’s liabilities, based on the Company’s share price, were classified as Level 3. Before the IPO, they were estimated using a hybrid model in order to reflect two scenarios: (1) IPO event and (2) other liquidation events. The IPO scenario was based on the fair value of the Company’s business based on management estimation. The other liquidation events scenario was based on various market indications using an option pricing model (OPM) (income approach-based valuation technique). Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and future cash flows, discount rates, the selection of comparable public companies, and the probability of and timing associated with possible future events.

The following table presents the main assumptions used in the hybrid model for the periods presented:

March 31,
2024
Expected volatility	44.58%
Assumptions regarding the price of the underlying shares:
Probability of an IPO scenario	30%
Expected time to IPO (years)	0.5
Probability of liquidation events	70%
Expected time to liquidation (years)	2.0

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENTS (continued):

Starting from the closing of the IPO, the Company utilized a Black-Scholes Option Pricing model with Level 3 inputs for the valuation of its liability-classified warrants. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The underlying stock price input is the closing stock price as of each valuation date and the exercise price is the price as stated in the warrant agreement. The volatility input was determined using the historical volatility of comparable publicly traded companies which operate in a similar industry or compete directly against the Company.

Volatility for each comparable publicly traded company is calculated as the annualized standard deviation of daily continuously compounded returns. The Black-Scholes analysis is performed in a risk-neutral framework, which requires a risk-free rate assumption based upon constant-maturity treasury yields, which are interpolated based on the remaining term of the warrants as of each valuation date.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

March 31,
2025
Exercise price	$14.35-$31.08
Share price	$8.00
Volatility	43.49%
Term (years)	3.42-4.58
Risk-free interest rate	3.86%-3.91%
Dividend yield	-

As of December 2023, the Second Earn Out Period was met. As of March 31, 2024 the contingent consideration updated to $2.82 million (€2.55 million) and presented discounted using Company’s debt interest rate considering total payment of $2.0 million (€1.8 million).

b.	Financial instruments measured not at fair value on a recurring basis

Financial instruments not recorded at fair value on a recurring basis include cash and cash equivalents, restricted cash, bank deposits, trade receivables, trade and other payables and short-term borrowings. Due to their nature, their fair value approximates their carrying value.

The fair value of Vision’s bank loans approximates their carrying value.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - SHAREHOLDERS’ EQUITY:

a.	As of March 31, 2025 and December 31, 2024, the share capital is composed of shares, as follows:

	March 31, 2025
	Authorized	Issued and paid	Carrying Value
Ordinary Shares	49,200,191	18,733,937	$865

	December 31, 2024
	Authorized	Issued and paid	Carrying Value
Ordinary Shares	49,200,191	18,720,287	$865

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - CONVERTIBLE LOAN AGREEMENTS:

a.	On November 8, 2023 the Group entered a Note Purchase Agreement (the “November 2023 NPA”) among Chutzpah Holdings Ltd. a related party, (the “Purchaser”) as purchaser, administrative agent and collateral agent. Under the November 2023 NPA, the Purchaser extended a credit facility to the Group in an aggregate principal amount of $60.0 million, that may be utilized and drawn down by way of issuance and sale of senior secured notes to the Purchaser. As of the date of these consolidated financial statements, the Group withdrew $25.0 million. See also note 15(c) to the 2024 annual financial statements.

Following the consummation of the IPO, in July 2024, the Group repaid the November 2023 NPA to the Purchaser totaling $38.6 million, including minimum return and interest.

As of March 31, 2025, $35.0 million balance is still available for withdrawal. A commitment fee of 5.0% per annum is payable by the issuer on the unutilized amount of the credit facility.

NOTE 9 - NONCONVERTIBLE LOANS:

a.	In January 2024, the Group entered into a note purchase agreement (hereinafter “2024 NPA”), with OIC Growth Fund I, L.P. and affiliated funds (hereinafter “2024 Note Purchases”) for a total amount of $26.0. See note 9e in the 2024 annual financial statements.

Under the 2024 NPA, the Company and its subsidiaries are subject to various negative and affirmative covenants, which include, among others, the following: (i) limitations on incurrence of additional financial indebtedness and on grant of liens (subject to certain permitted incurrence of indebtedness); (ii) limitations on investments in, and formation or acquisition of, additional entities or joint ventures; (iii) limitations on the conduct of any material activities other than those related to the development, manufacture and marketing of vision and light control technologies or incidental thereto; (iv) the Company is required to maintain at all times a cash balance of at least $1.5 million; and (v) additional limitations on payments to shareholders of dividends or any indebtedness, and other imitations on change in control as specified in the 2024 NPA. In addition, the 2024 NPA contains events of default customary in such transactions, including non-payment; breach of covenants; breach of representations; bankruptcy, insolvency proceedings and creditors’ process; occurrence of a material adverse event, in each case may be subject to grace or cure periods prescribed by the 2024 NPA.

As of March 31, 2025, and the date of the issuance of these condensed consolidated financial statements, the Company meets the conditions above.

b.	As of March 31, 2025, the required annual principal payments of long-term debt, starting from April 2025, are as follows:

March 31, 2025
2025	$3,616
2026	2,769
2027	1,328
2028	27,090
2029 and thereafter	10
Total	$34,813

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Numerator:
Net loss for the period	$(10,778)	$(13,247)
Deemed dividend on issuance of warrants	(81)	-

Net loss attributable to ordinary shareholders, basic and diluted	$(10,859)	$(13,247)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	18,725,664	5,276,210
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.58)	$(2.51)

The following instruments were not included in the computation of diluted EPS because of their anti-dilutive effect:

-	Redeemable convertible preferred shares;
-	Convertible loan agreements;
-	Warrants to purchase ordinary shares;
-	Share-based compensation.

NOTE 11 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.	Transactions:

	Three months ended March 31,
	2025	2024
Share-based compensation to non-executive directors	$162	$14

b.	Balances:

	March 31, 2025	December 31, 2024
Short-term liabilities -
Other current liabilities	$-	$890
Long-term liabilities -
Other non-current liabilities	$1,327	$-

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

Note 12 - subsequent events:

a.	On April 24, 2025, the Company entered into a loan agreement with an Israeli bank (the “Bank”), pursuant to which the Bank agreed to provide the Company with a credit facility in the aggregate amount of $10.0 million, consisting of (i) a short-term credit facility of $5.0 million, and (ii) a long-term loan of $5.0 million (the “2025 Loan Agreement”).

The short-term credit facility bears interest at a rate of Term SOFR (monthly) plus 5% per annum. Interest on the short-term credit facility is payable at the end of the loan period, as will be determined with respect to each drawdown. The principal amounts drawn under the short-term credit facility are repayable within one to three months from the date of each drawdown, as will be determined with respect to each drawdown. The short-term credit facility will be available until April 30, 2026.

The long-term loan bears interest at a rate of Term SOFR (quarterly) plus 7% per annum. Interest on the long-term loan is repayable on a quarterly basis, commencing at the beginning of the calendar quarter following the drawdown date. The principal amount of the long-term loan is repayable in eight quarterly installments, commencing one year after the drawdown date. Notwithstanding, if the Company achieves certain financial conditions, the first principal payment may be deferred by an additional six months at the Company’s request. The long-term loan will be available until June 1, 2025. The 2025 Loan Agreement includes provisions for early repayment, subject to prepayment fees.

In connection with the 2025 Loan Agreement, the Company issued to the Bank warrants to purchase up to 85,034 ordinary shares, with an exercise price of $8.82 per share, which may be exercised until April 29, 2029.

The 2025 Loan Agreement contains representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants.

In addition, the 2025 Loan Agreement contains events of default customary in such transactions, in each case, may be subject to grace or cure periods as prescribed by the 2025 Loan Agreement.

The  amounts owing under the 2025 Loan Agreement, including principal, interest and fees payable to the Bank, are secured by, among other things, a first-ranking floating charge on all of the company’s assets and first-ranking fixed charges on the Company’s goodwill, fixed assets, intellectual property, receivables from the Company’s subsidiaries, Vision Lite SAS, Gauzy USA Inc. and Gauzy GmbH, and its equity interests in these subsidiaries, and Research Frontiers Incorporated.

The full availability of the credit facilities is subject to the completion of certain conditions specified in the 2025 Loan Agreement.

As of the date of these condensed consolidated financial statements, the Company drew down $5.0 million of the short-term credit facility and $1.0 million of the long-term loan.

b.	On May 4, 2025, the Company signed an amendment to the 2024 NPA (see note 9a) according to which the maturity date of the 2024 NPA was updated to May 1, 2028.